 FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
 (Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of a press release issued by Ultrapetrol (Bahamas) Limited on March 14, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

By:	/s/ Leonard J. Hoskinson
Name:	Leonard J. Hoskinson
Title:	Chief Financial Officer

Dated: March 14, 2013

Exhibit 1

ULTRAPETROL REPORTS FINANCIAL RESULTS
FOR FOURTH QUARTER AND FULL YEAR 2012

NASSAU, Bahamas, March 14, 2013 -- Ultrapetrol (Bahamas) Limited (NASDAQ: ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), today announced financial results for the fourth quarter and full year ended December 31, 2012.

Full Year 2012 highlights:

●
On December 12, 2012, we announced the closing of the Investment Agreement entered into on November 13, 2012, with Sparrow Capital Investments Ltd. ("Sparrow"). Pursuant to the Investment Agreement, we sold 110,000,000 shares of newly issued common stock to Sparrow at a purchase price of $2.00 per share and received proceeds of $220.0 million from the transaction;

●	Recorded full year 2012 revenues of $313.2 million;

●
Recorded adjusted consolidated EBITDA before financial income and other financial expense is $34.1 million for 2012; 1 which includes adjusted EBITDA of $3.8 million from our River Business segment, adjusted EBITDA of $27.7 million from our Offshore Supply Business segment, and adjusted EBITDA of $2.7 million from our Ocean Business segment. After including $(2.1) million from financial income and other financial expense (mainly attributable to foreign currency exchange variance), our adjusted consolidated EBITDA for 2012 was $32.0 million;

●
Total adjusted net loss and adjusted net loss per share of $(46.0) million and $(1.30), respectively, in 2012, which excludes the effect of a non-cash loss of $(16.0) million corresponding to an impairment charge of our ocean tanker Amadeo, a $1.4 million gain for deferred taxes on an unrealized foreign currency exchange loss on U.S. dollar-denominated debt of our Brazilian subsidiary in our Offshore Supply Business and a $(0.9) million non-cash loss of expenses from our DVB/Natixis loan facility related to its partial extinguishment; and includes a $2.1 million gain related to the sale of fourteen dry barges which were subsequently leased back to the Company (for accounting purposes such gain will deferred over the term of the lease up to the present value of the lease payments). 2 Before including any of these effects, the net loss and net loss per share are $(63.7) million and $(1.80) per share, respectively;

●	FY 2012 Adjusted EBITDA for our Offshore Supply Business segment increased 39% to $27.7 million as compared to $19.9 million in the same period of 2011;

Fourth Quarter 2012 and subsequent events highlights:

●
During the fourth quarter of 2012, we entered into a barge building contract whereby we agreed to build and sell from our Punta Alvear yard 13 newbuilt jumbo dry barges to a third party with deliveries between March and June 2013;

●
During the fourth quarter of 2012, we entered into a Transshipment Services Agreement with a non-related third party to provide storage and transshipment services of cargo from river barges to ocean export vessels through one of our ocean going barges. Under such Agreement, the Company agreed to transship approximately 800,000 metric tons per year until June 1, 2016;

●	During the fourth quarter of 2012, we entered into a barge building contract whereby we agreed to build and sell from our Punta Alvear yard two newbuilt jumbo dry uncovered barges to a third party;

●	During the fourth quarter of 2012, we delivered from our barge building facility a total of 15 barges related to the barge building contracts entered into with third parties; and

1	For a reconciliation of non-GAAP measures, please see the tables included under the supplemental information section of this release.
2
For a detailed explanation of these adjustments and other adjustments elsewhere in this release, see "Overview of Financial Results" and the tables included under the Supplemental Information section of this release.

●
On January 23, 2013, we repurchased $80.0 million of our outstanding Convertible Senior Notes in accordance with the provisions of the indenture governing the Convertible Senior Notes. The Convertible Senior Notes were repurchased at par plus accrued and unpaid interest to, but excluding, the date of repurchase, for a total price of $1,001.61 per $1,000.00 principal amount of Convertible Senior Notes. No Convertible Senior Notes remain outstanding.

Felipe Menéndez, Ultrapetrol's President and Chief Executive Officer, stated, "At the end of 2012, we received a $220.0 million capital infusion from Southern Cross Group. This is a very important transaction that we believe will have a very positive effect for the Company. It strengthens our balance sheet, reduces our net debt and opens new doors for our future growth. While our River Business was impacted by a severe drought during the 2012 planting season combined with very low river levels during critical months of the year, we have entered 2013 in a strong position to take advantage of significantly improved conditions on the river and we have implemented measures to improve our results. This year's planting season has seen healthy rainfall and experts anticipate strong soybean yields in the regions we serve. In addition, we have been successfully renewing Contracts of Affreightments in this segment, which will enable the Company to take advantage of a stronger rate environment. We also continue to benefit from our new building yard, which is maintaining high productivity levels and is fully employed, building barges for both the Company and third parties. We believe that the combined effect of these developments, as well as our on-going re-engining and re-powering initiatives, will have a long-lasting positive impact on our River Business segment."

Mr. Menéndez continued, "We continue to grow our Offshore Supply Business and currently have nine vessels in operation, eight contracted with Petrobras and one with Nexen Petroleum UK Ltd. Our UP Amber, the second PSV which was under construction in India was delivered during the first quarter of 2013. We look forward to the delivery of two additional PSVs, with the first expected to take place during the second quarter of 2013. In addition, we have completed the refinancing for four PSVs and expect to have the balance of the program fully financed by the third quarter of 2013."

Mr. Menéndez concluded, "As we progress through 2013, we anticipate a strong year with higher transportation demand at increased average freight rates, an offshore fleet which will show progressive increases in operational results as new vessels come into service at attractive time charter rates and a good performance of our ocean feeder container service."

Overview of Financial Results

Total revenues for the fourth quarter 2012 were $86.3 million as compared with $96.2 million in the same period of 2011.

Adjusted EBITDA for the fourth quarter 2012 was $6.2 million as compared with $16.1 million in the same period of 2011. For a reconciliation of adjusted EBITDA to cash flows from operating activities, please see the tables at the end of this release.

Adjusted net loss for the fourth quarter of 2012 was $(13.4) million, or $(0.26) per share as compared with net loss of $(7.0) million, or $(0.24) per share, during the same period of 2011. Fourth quarter 2012 adjusted net loss excludes the effect of a non-cash loss of $(16.0) million corresponding to an impairment charge of our ocean tanker Amadeo, a $(0.9) million non-cash loss of expenses from our DVB/Natixis loan facility related to its partial extinguishment and a $0.1 million gain for deferred taxes on an unrealized foreign currency exchange loss on U.S. dollar-denominated debt of our Brazilian subsidiary in our Offshore Supply Business; and includes a $1.3 million gain related to the sale of eight dry barges which were subsequently leased back to the Company (for accounting purposes such gain will deferred over the term of the lease up to the present value of the lease payments). Before including any of these effects, the net loss and net loss per share for the fourth quarter of 2012 are $(31.6) million and $(0.60) per share, respectively.

Len Hoskinson, Ultrapetrol's Chief Financial Officer, said, " We experienced challenging operating conditions in 2012 in our River Business. However, a conservative profile of our debt and our diversified portfolio of businesses helped us to execute our growth plans as originally conceived. We have successfully concluded the new $84.0 million financing of our Indian PSV newbuild program which is now jointly financed DVB, NIBC and ABN Amro Bank. The $220.0 million equity infusion reduces our leverage and the resulting increased liquidity puts us on a stronger footing for the funding of our future growth plans."

Business Segment Highlights

River

Fourth quarter 2012 River Business segment adjusted EBITDA decreased to a $(0.8) million loss from a $10.6 million gain in the same period of 2011. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

With soy and its by-products representing between 60% and 65% of our cargo, fourth quarter results were affected by a severe drought that impacted the soybean production in the region earlier in the year and significantly reduced the volumes of soy products transported. In addition, lower than usual water levels in the Upper Paraguay River impaired our ability to carry iron ore. The combined effect was a 28% decrease in the volume of cargo transported in the fourth quarter of 2012 as compared with the same period of 2011.

Our operating costs in the River Business, particularly manning and maintenance costs, have been impacted by salary increases and by inflationary pressure on costs not adjusted by a proportional devaluation of the local currencies with respect to the U.S. dollar.

According to the United States Department of Agriculture, the soybean crop in Paraguay for 2012 was 4.4 million tons down from 7.1 million tons in 2011, a decrease of 39% year over year. This decrease is mainly attributable to the effects of a severe drought and higher than average temperatures in January and February 2012 in large parts of Argentina, central Brazil, and Paraguay. Soybean, particularly the early variety crop in Paraguay suffered severe impacts on its yields. Compounding this effect, low river levels limited the draft at which we could operate through the Upper Paraguay River during the third and fourth quarter. As a result, longer transit times and fuel costs had a substantial effect on our river operations.

Despite the severe drought in 2012, the seeded area has grown considerably for 2013, driven by the strong prices of soybean and other agricultural commodities. Argentina, Brazil, Bolivia, Paraguay and Uruguay are estimated to account for approximately 55% of world soybean production in 2013, as compared to 30% in 1995. This steady long-term growth trend represents an important demand driver for Ultrapetrol's River Business.  The Company continues to add capacity and implement various initiatives to expand margins in an effort to profitably capitalize on the long-term growing demand of the agricultural sector along the Hidrovia, which remains strong.

The Company's barge building shipyard, which we believe is one of the most modern in South America, has been in operation since the first quarter of 2010. During 2012, we delivered a total of 37 barges in connection with third party contracts entered into by the Company.

In addition to these contracts, in the fourth quarter we entered into another contract to build 13 dry barges for a total of $12.7 million of which 30% has already been advanced by the buyer. The yard will continue to be fully employed until the end of 2013, focusing on the   construction of barges to be delivered under the shipbuilding contracts already signed and also barges for the Company's River Business. The Company has successfully continued its re-engining and re-powering programs that aim to change the engines on a substantial portion of its line pushboats from diesel to heavy fuel consuming ones. Having finalized the re-engining of two pushboats in the second and third quarters of 2012, six heavy fuel-consuming pushboats are now in operation (compared to four pushboats in operation a year ago) and the next re-engined pushboat is expected to commence operation within the fourth quarter of 2013. This program has shown its potential to lead to substantial savings in fuel expense and to an increase in tow size and navigation speed, which we believe will enhance our EBITDA margins in the future.

Offshore Supply

In the Offshore Supply Business, with the commencement of operation of our UP Jade in August 2012 we now operate a fleet of nine PSVs. The adjusted EBITDA generated by the Offshore Supply Business segment during the fourth quarter of 2012 was $8.1 million, 35% higher than the $6.0 million generated in the same period of 2011. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

Total revenues from the Offshore Supply Business for the fourth quarter of 2012 increased by $4.5 million, or 25%, to $22.5 million as compared to $18.0 million in the same period of 2011. This increase was primarily attributable to the operation of our UP Jade, the full quarter operation of our UP Jasper and to the higher operating days of our UP Diamante during the fourth quarter of 2012 as compared to the same period of 2011 when it underwent drydock.

As already announced, we continued our PSV building program in India wherefrom two ships have already been delivered. The first PSV, UP Jade, commenced its time charter with Petrobras in August 2012 and the second vessel, UP Amber, was delivered in January 2013. Two additional vessels remain to be delivered, the first of which, UP Pearl, is expected to take place during the second quarter of 2013.

Ocean

The Ocean Business segment adjusted EBITDA decreased by $2.3 million from $5.0 million for the full year of 2011 to $2.7 million for 2012. In the fourth quarter of 2012 this decrease was of $2.0 million when compared to the same period of 2011 mainly as a result of the drydock of our Argentino in the fourth quarter of 2012. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

Revenues from the Ocean Business decreased from $17.1 million in the fourth quarter of 2011 to $15.6 million in the same period of 2012. While our Product Tanker fleet has experienced increases in revenues as a result of charter rate adjustments, overall ocean business revenues decreased mainly as a result of the drydock undergone by our Argentino and by the offhire days of our Amadeo on account of repairs, both during the fourth quarter of 2012.

The Company operated a total of four vessels in its Product Tanker fleet in the fourth quarter of 2012 (Miranda I, Amadeo, Alejandrina, and Austral) which continue to be employed in the South American coastal trade on charters with oil majors that operate in the region.

In our Ocean Business, inflationary pressures particularly in manning costs not compensated by a proportional devaluation of the local currency against the U.S. dollar have resulted in increased operating costs. The volumes in our container service particularly in the southbound leg have been sustained at high levels.

Use of Non-GAAP Measures

Ultrapetrol believes that the disclosed non-Generally Accepted Accounting Principles, or GAAP, measures such as adjusted EBITDA, adjusted net income and any other adjustments thereto, when presented in conjunction with comparable GAAP measures, are useful for investors to use in evaluating the liquidity of the company. These non-GAAP measures should not be considered a substitute for, or superior to, measures of liquidity prepared in accordance with GAAP. A reconciliation of adjusted EBITDA to segment operating profit and cash flow from operations is presented in the tables that accompany this press release.

Investment Community Conference Call

Ultrapetrol will host a conference call for investors and analysts on Friday, March 15, 2013, at 10:00 a.m. EDT accessible via telephone and Internet with an accompanying slide presentation. Investors and analysts may participate in the live conference call by dialing 1-888-282-0576 (toll-free U.S.) or +1-212-547-0230 (outside of the U.S.); passcode: ULTR. Please register at least 10 minutes before the conference call begins. A replay of the call will be available for one week via telephone starting approximately one hour after the call ends. The replay can be accessed at 1-866-419-2884 (toll-free U.S.) or +1-203-369-0764 (outside of the U.S.); passcode: 43773. The webcast will be archived on Ultrapetrol's Web site for 30 days after the call.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soya bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net .

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

ULTR – G

CONTACT: The IGB Group

Leon Berman / David Burke
212-477-8438 / 646-673-9701
lberman@igbir.com / dburke@igbir.com

  Supplemental Information: Summary consolidated financial data

The following summary financial information set forth below is for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 and has been derived from the Company's Financial Statements. Operations of our Passenger Business are presented as discontinued operations on a net of tax basis.

(Stated in thousands of U.S. dollars, except par value and share amounts)

		Year Ended December 31,
	2012	2011	2010	2009	2008
		(Dollars in thousands)
Statement of Operations Data:
Revenues	$313,169	$304,482	$230,445	$220,529	$303,575
Operating and manufacturing expenses (1)	(254,427)	(224,607)	(150,922)	(140,607)	(164,476)
Depreciation and amortization	(43,852)	(39,144)	(34,371)	(41,752)	(38,620)
Loss on write-down of vessels	(16,000)	--	--	(25,000)	--
Administrative and commercial expenses	(32,385)	(29,604)	(27,051)	(25,065)	(24,396)
Other operating income, net	8,376	8,257	617	2,844	6,513
Operating (loss) profit	(25,119)	19,384	18,718	(9,051)	82,596

Financial expense and foreign currency (losses) gains, net	(37,844)	(37,978)	(26,417)	(23,237)	(30,542)
Financial loss on extinguishment of debt	(940)	--	--	--	--
Financial income	6	332	399	340	1,156
(Loss) gains on derivatives, net	--	(16)	10,474	241	8,816
Investments in affiliates	(1,175)	(1,073)	(341)	(28)	(442)
Other, net	(661)	(621)	(875)	(707)	(558)

(Loss) Income before income taxes	(65,733)	(19,972)	1,958	(32,442)	61,026
Income taxes benefit (expense)	2,969	1,737	(6,363)	(5,355)	4,173

(Loss) Income from continuing operations	$(62,764)	$(18,235)	$(4,405)	$(37,797)	$65,199
(Loss) from discontinued operations (2)	$--	$--	$(515)	$(2,131)	$(16,448)
Net (Loss) Income	$(62,764)	$(18,235)	$(4,920)	$(39,928)	$48,751

Net Income (loss) attributable to non-controlling interest	893	570	451	(90)	1,228

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(Dollars in thousands)

Net (Loss) Income attributable to Ultrapetrol (Bahamas) Limited	(63,657)	(18,805)	(5,371)	(39,838)	47,523
Amounts attributable to Ultrapetrol (Bahamas) Limited:
(Loss) Income from continuing operations	(63,657)	(18,805)	(4,856)	(37,707)	63,971
(Loss) from discontinued operations	--	--	(515)	(2,131)	(16,448)
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	(63,657)	(18,805)	(5,371)	(39,838)	47,523
Basic and diluted (loss) income per share of Ultrapetrol (Bahamas) Limited:
From continuing operations	$(1.80)	$(0.64)	$(0.16)	$(1.28)	$1.99
From discontinued operations	$--	$--	$(0.02)	$(0.07)	$(0.51)
	$(1.80)	$(0.64)	$(0.18)	$(1.35)	$1.48
Basic weighted average number of shares	35,382,913	29,547,365	29,525,025	29,426,429	32,114,199
Diluted weighted average number of shares	35,382,913	29,547,365	29,525,025	29,426,429	32,213,741

Balance Sheet Data (end of period):
Cash and cash equivalents	$222,215	$34,096	$105,570	$53,201	$105,859
Restricted cash - current	5,968	6,819	1,661	1,658	2,478
Working capital (3)	108,245	32,245	98,318	68,352	135,746
Vessels and equipment, net	647,519	671,445	612,696	571,478	552,683
Total assets	1,010,318	830,287	823,797	732,934	825,059
Total debt (4)	522,410	517,762	501,657	407,539	415,507
Common Stock	1,443	339	338	338	334
Number of shares outstanding	140,419,487	30,011,628	29,943,653	29,943,653	29,519,936
Ultrapetrol (Bahamas) Limited stockholders' equity	399,751	244,297	263,463	283,703	371,889
Non-controlling interest	6,748	5,874	5,331	4,880	4,970
Total equity	406,499	250,171	268,794	288,583	376,859

Statement of Cash Flow Data:
Total cash flows (used in) provided by operating activities	(3,935)	14,757	18,894	38,716	71,257
Total cash flows (used in) investing activities	(32,513)	(97,863)	(54,139)	(83,598)	(87,991)
Total cash flows provided by (used in) financing activities	224,567	11,632	87,614	(7,776)	58,331
Consolidated EBITDA as defined in the Notes due 2014 (5)	$32,045	$54,028	$39,296	$56,445	$116,859
Adjusted Consolidated EBITDA (5)	$32,045	$54,028	$61,293	$57,129	$116,859

(1)
Operating and manufacturing expenses are voyage expenses and running costs. Voyage expenses, which are incurred when a vessel is operating under a contract of affreightment (as well as any time when they are not operating under time or bareboat charter), comprise all costs relating to a given voyage, including port charges, canal dues and fuel (bunkers) costs, are paid by the vessel owner and are recorded as voyage expenses. Voyage expenses also include charter hire payments made by us to owners of vessels that we have chartered in. Manufacturing expenses, which are incurred when a constructed river barge is sold, is comprised of steel cost, which is the largest component of our raw materials and the cost of labor. Running costs, or vessel operating expenses, include the cost of all vessel management, crewing, repairs and maintenance, spares and stores, insurance premiums, lubricants and certain drydocking costs.

(2)	Net of income tax effect.

(3)	Current assets less current liabilities.

(4)	Includes accrued interest.

(5)	The following table reconciles our EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA to our cash flows from operating activities:

		Year Ended December 31,

	2012	2011	2010	2009	2008
		(Dollars in thousands)

Net cash (used in) provided by operating activities from continuing operations	$(3,935)	$14,772	$20,844	$38,679	$79,902
Net cash (used in) provided by operating activities from discontinued operations	--	(15)	(1,950)	37	(8,645)
Total cash flows from operating activities	(3,935)	14,757	18,894	38,716	71,257
Plus
Adjustments from continuing operations
Increase / Decrease in operating assets and liabilities	(2,391)	7,748	(6,974)	(14,052)	15,415
Expenditure for drydocking	5,978	3,478	8,204	5,242	3,105
Income taxes (benefit) expense	(2,969)	(1,737)	6,363	5,355	(4,173)
Financial expenses	35,793	35,426	25,925	24,248	25,128
(Losses) Gains on derivatives, net	--	(16)	10,474	241	8,816
Gain on disposal of assets	3,564	--	724	1,415	--
Contribution from sale and lease back	2,086	--	--	--	--
Allowance for doubtful accounts	(1,266)	(598)	(359)	21	(184)
Adjustment attributable to UP Offshore declassification (1)	--	--	(21,997)	(684)	--
Net loss (income) attributable to non-controlling interest	(893)	(570)	(451)	90	(1,228)
Other adjustments	(3,922)	(4,475)	(2,947)	(2,591)	(3,235)

Adjustments from discontinued operations
Increase / Decrease in operating assets and liabilities	--	15	1,435	(1,566)	1,457
Expenditure for drydocking	--	--	--	--	289
Other adjustments	--	--	5	10	212

EBITDA as defined in the Notes due 2014 from continuing operations	$32,045	$54,028	$39,806	$57,964	$123,546
EBITDA as defined in the Notes due 2014 from discontinued operations	$--	$--	$(510)	$(1,519)	$(6,687)
Consolidated EBITDA as defined in the Notes due 2014	$32,045	$54,028	$39,296	$56,445	$116,859

Plus
Adjustment attributable to UP Offshore declassification (1)	$--	$--	$21,997	$684	$--
Adjusted Consolidated EBITDA	$32,045	$54,028	$61,293	$57,129	$116,859

(1)
As of September 30, 2009, our board of directors declassified UP Offshore Bahamas as a restricted subsidiary under the terms of the indenture governing the Notes due 2014. Subsequently, on December 3, 2010, UP Offshore Bahamas was reclassified as a restricted subsidiary under the terms of that indenture.

The following table shows our audited consolidated balance sheet at December 31, 2012 and 2011:

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2012 AND 2011
(Stated in thousands of U.S. dollars, except par value and share amounts)

	At December 31,
	2012	2011
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$222,215	$34,096
Restricted cash	5,968	6,819
Accounts receivable, net of allowance for doubtful accounts of $1,916 and $841 in 2012 and 2011, respectively	36,487	30,993
Operating supplies	13,638	4,520
Prepaid expenses	5,973	3,212
Other receivables	22,532	26,392
Other current assets	177	101
Total current assets	306,990	106,133
NONCURRENT ASSETS

Other receivables	22,758	15,370
Restricted cash	1,464	1,483
Vessels and equipment, net	647,519	671,445
Dry dock	4,238	5,088
Investments in and receivables from affiliates	4,282	6,851
Intangible assets	801	976
Goodwill	5,015	5,015
Other assets	10,214	12,573
Deferred income tax assets	7,037	5,353
Total noncurrent assets	703,328	724,154
Total assets	$1,010,318	$830,287

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$32,450	$32,824
Customer Advances	15,175	19
Payable to related parties	3,761	1,158
Accrued interest	4,858	4,769
Current portion of long-term financial debt	129,031	21,504
Other current liabilities	13,470	13,614
Total current liabilities	198,745	73,888
NONCURRENT LIABILITIES

Long-term financial debt	388,521	491,489
Deferred income tax liabilities	12,441	12,951
Other liabilities	2,026	1,788
Deferred gains	2,086	--
Total noncurrent liabilities	405,074	506,228
Total liabilities	603,819	580,116

EQUITY
Common stock, $0.01 par value: 250,000,000 authorized shares; 140,419,487 and 30,011,628 shares outstanding in 2012 and 2011, respectively	1,443	339
Additional paid-in capital	490,850	272,302
Treasury stock: 3,923,094 shares at cost	(19,488)	(19,488)
Retained earnings (deficit)	(70,476)	(6,819)
Accumulated other comprehensive income (loss)	(2,578)	(2,037)
Total Ultrapetrol (Bahamas) Limited stockholders' equity	399,751	244,297

Non-controlling interest	6,748	5,874
Total equity	406,499	250,171
Total liabilities and equity	$1,010,318	$830,287

The following table contains our audited statements of cash flows for the years ended December 31, 2012, 2011 and 2010:

(Stated in thousands of U.S. dollars)
	For the years ended December 31,
	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(62,764)	$(18,235)	$(4,920)
Adjustments to reconcile net loss to total cash flows (used in) provided by operating activities:
Loss from discontinued operations	-	-	515
Depreciation of vessels and equipment	38,914	34,891	29,880
Amortization of dry docking	4,763	4,078	4,186
Expenditure for dry docking	(5,978)	(3,478)	(8,204)
(Loss) gains on derivatives, net	-	16	(10,474)
Debt issuance expense amortization	2,217	2,323	1,340
Financial loss on extinguishment of debt	940	--	--
Amortization of intangible assets	175	175	305
(Gain) on sale of vessels	(3,564)	-	(724)
Net losses from investments in affiliates	1,175	1,073	341
Allowance for doubtful accounts	1,266	598	359
Loss on write-down of vessels	16,000	-	-
Share - based compensation	530	1,079	1,266
Changes in assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	(6,760)	(6,916)	(8,632)
Other receivables, operating supplies and prepaid expenses	(13,599)	(12,302)	(2,827)
Other	3,109	(2,261)	1,369
Increase (decrease) in liabilities:
Accounts payable and customer advances	18,515	10,324	10,661
Other payables	1,126	3,407	6,403
Net cash (used in) provided by operating activities from continuing operations	(3,935)	14,772	20,844
Net cash (used in) operating activities from discontinued operations	--	(15)	(1,950)
Total cash flows (used in) provided by operating activities	(3,935)	14,757	18,894
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of vessels and equipment (10,904 in 2012 for barges built, sold and leased-back)	(50,920)	(97,863)	(105,247)
Proceeds from disposals of vessels, net (13,020 in 2012 for barges sold and leased-back)	16,870	--	36,584
Other investing activities, net	1,537	--	12,574
Net cash (used in) investing activities from continuing operations	(32,513)	(97,863)	(56,089)
Net cash provided by investing activities from discontinued operations	--	--	1,950
Total cash flows (used in) investing activities	(32,513)	(97,863)	(54,139)
CASH FLOWS FROM FINANCING ACTIVITIES
Scheduled repayments of long-term financial debt	(20,930)	(13,286)	(11,292)
Early repayment of long-term financial debt	(23,911)	--	--
Short-term credit facility borrowings	8,275	10,500	--
Short-term credit facility repayments	--	(25,500)	--
Proceeds from issuance of common stock, net of expenses	219,122	--	--
Proceeds from issuance of 7.25% Senior Convertible Notes, net of issuance costs	--	--	76,095
Proceeds from long-term financial debt	41,125	41,900	25,000
Other financial activities, net	886	(1,982)	(2,189)
Net cash provided by financing activities	224,567	11,632	87,614
Net increase (decrease) in cash and cash equivalents	188,119	(71,474)	52,369
Cash and cash equivalents at the beginning of year (including $289, $304 and $304 related to discontinued operations)	34,096	105,570	53,201
Cash and cash equivalents at the end of year (including $289, $289 and $304 related to discontinued operations)	$222,215	$34,096	$105,570

The following table reconciles our EBITDA as defined in the Notes due 2014 and our Adjusted Consolidated EBITDA to our cash flow for the years ended December 31, 2012, and 2011:

	Year ended December 31,
($000's)	2012	2011
Total cash flows provided by operating activities	(3,935)	14,757
Total cash flows (used in) investing activities	(32,513)	(97,863)
Total cash flows (used in) from financing activities	224,567	11,632

Net cash provided by operating activities from continuing operations	$(3,935)	$14,772
Net cash (used in) provided by operating activities from discontinued operations	$--	$(15)
Total cash flows from operating activities	$(3,935)	$14,757

Plus

Adjustments from continuing operations

Increase / Decrease in operating assets and liabilities	(2,391)	7,748
Expenditure for dry docking	5,978	3,478
Income Taxes	(2,969)	(1,737)
Financial Expenses	35,793	35,426
Gain on disposal of assets	3,564	--
Allowance for doubtful accounts	(1,266)	(598)
Net loss attributable to non-controlling interest	(893)	(570)
Gains on derivatives, net	--	(16)
Yard EBITDA from Touax sale	2,086	--
Other adjustments	(3,922)	(4,475)

Adjustments from discontinued operations

Increase / Decrease in operating assets and liabilities	--	15
Financial Expenses	--	--

EBITDA as defined in the Notes due 2014 from continuing operations	$32,045	$54,028
EBITDA as defined in the Notes due 2014 from discontinued operations	$--	$--
Consolidated EBITDA as defined in the Notes due 2014	$32,045	$54,028

Adjusted Consolidated EBITDA	$32,045	$54,028

 The following table reconciles our adjusted net loss and adjusted EPS to net loss and EPS for the years ended December 31, 2012 and 2011, and for the three months periods ended December 31, 2012 and 2011:

($000's)	Year ended December 31, 2012	Year ended December 31, 2011	% Change	4Q 12	4Q 11	% Change

Revenues	$313,169	$304,482	3%	$86,340	$96,151	-10%

Adjusted EBITDA	$32,045	$54,028	-41%	$6,162	$16,140	-61%

Net (loss) as reported	$(63,657)	$(18,805)	239%	$(31,552)	$(6,454)	389%
EPS as reported (In $ per share)	$(1.80)	$(0.64)	181%	$(0.60)	$(0.22)	173%

Adjustments to Net Loss as reported

Yard EBITDA from Touax barge sale	2,086	--		1,259	--
Income tax on exchange variance (loss) (1)	(1,385)	(3,615)	-62%	(77)	(503)	-85%
Non-cash loss on write-down of vessels	16,000	--		16,000	--
Extinguishment of debt	940	--		940	--

Adjusted net (loss)	$(46,016)	$(22,420)	105%	$(13,430)	$(6,957)	93%
Adjusted EPS (In $ per share)	$(1.30)	$(0.76)	71%	$(0.26)	$(0.24)	8%

(1) Provision for income tax on foreign currency exchange gains on U.S. dollar denominated debt of one of our subsidiaries on the Offshore Supply Business.

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the fourth quarter ended December 31, 2012:

	Fourth quarter ended December 31, 2012
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$(7,574)	$5,462	(20,658)	(22,770)
Depreciation and amortization	5,730	2,889	2,964	11,583
Non-cash loss on write-down of vessels	--	--	16,000	16,000
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(181)	(258)	(6)	(445)
Yard EBITDA from Touax barge sale	1,259	--	--	1,259
Other, net	(60)	1	(127)	(186)

Segment Adjusted EBITDA	$(826)	8,094	(1,827)	5,441

Items not included in Segment Adjusted EBITDA
Financial expense				(49)
Other financial income				770

Adjusted Consolidated EBITDA				6,162

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the fourth quarter ended December 31, 2011:

	Fourth quarter ended December 31, 2011
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$6,201	$3,495	$(2,371)	$7,325
Depreciation and amortization	4,883	2,586	2,508	9,977
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(357)	(90)	12	(435)
Net (loss) on derivatives, net	-	(1)	-	(1)
Other, net	(175)	-	19	(156)

Segment Adjusted EBITDA	$10,552	$5,990	$168	$16,710

Items not included in Segment Adjusted EBITDA
Financial income				24
Foreign currency (losses) gains, net				(594)

Adjusted Consolidated EBITDA				$16,140

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the year ended December 31, 2012:

	Year ended December 31, 2012
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$(18,963)	$17,615	(23,771)	(25,119)
Depreciation and amortization	21,996	10,938	10,918	43,852
Non-cash loss on write-down of vessels	--	--	16,000	16,000
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(1,168)	(893)	(7)	(2,068)
Yard EBITDA from Touax barge sale	2,086	--	--	2,086
Other, net	(201)	(7)	(453)	(661)

Segment Adjusted EBITDA	$3,750	27,653	2,687	34,090

Items not included in Segment Adjusted EBITDA
Financial income				6
Other financial expenses				(2,051)

Adjusted Consolidated EBITDA				32,045

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the year ended December 31, 2011:

	Year ended December 31, 2011
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$13,138	$10,999	$(4,753)	$19,384
Depreciation and amortization	20,139	9,436	9,569	39,144
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(1,042)	(570)	(31)	(1,643)
Net (loss) on derivatives, net	-	(16)	-	(16)
Other, net	(791)	3	167	(621)

Segment Adjusted EBITDA	$31,444	$19,852	$4,952	$56,248

Items not included in Segment Adjusted EBITDA
Financial income				332
Foreign currency (losses) gains, net				(2,552)

Adjusted Consolidated EBITDA				$54,028